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                                                                   EXHIBIT 20.1

                                    PRESS RELEASE

                                     TOPRO, INC.

Topro, Inc.
2525 W. Evans Ave.
Denver, CO 80219

                      TOPRO, INC. REPORTS RECORD THIRD QUARTER &
                                  NINE-MONTH RESULTS
          REVENUE UP 90% AND RECORD $493,000 NET PROFIT FOR THIRD-QUARTER

May 14, 1997 - DENVER, CO - Topro Inc. (Nasdaq-TPRO), a leading provider of automation and information technology solutions to industry, today announced results for the third quarter and nine-month period ending March 31, 1997.

Third quarter revenues were up 90% to $11,183,000 from $5,859,000 in the same quarter last year. The company reported a net profit of $493,000, or $0.05 per share compared to a net loss of $1,054,000 the prior year period.

Through nine months, Topro, Inc. reported a 143% increase in revenue to $27,287,000 versus $11,236,000 for the previous year period. Through nine months for fiscal 1997 the company reported a net profit of $489,000 or $0.05 per share versus a net loss of $1,676,000 for the same period last year.

"The March 31 results represent the first full quarter of consolidated operations in the company's 12-month acquisition program designed to establish Topro as a leading nationwide provider of automation and information technology services," said John Jenkins, CEO. Jenkins also noted that revenue and gross margins were solid as a result of a good product mix across most of the organization, and that semiconductor application projects for IBM and Matsushista contributed significantly to revenues. Gross margins, as a percentage of sales, reached 37% for the quarter, and operating income (EBITDA) exceeded 9% of sales, or more than $1,000,000.

"We are pleased with the progress of our financial performance," reports Jenkins. "Most importantly, while we have yet to fully leverage the combined strengths of our new organization, we have a plan and are executing it well. Additionally, we have completed a warrant exercise and a private placement of preferred equity in the month following the close of the quarter, which has had a significant positive impact on the balance sheet."

Jenkins further noted that during the quarter, the company made significant progress in developing major new strategic alliances in addition to a very successful roll-out of its new Line-One-TM- product for the beverage packaging industry.

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Statements made in this news release that are not historical facts may be forward looking statements. Actual events may differ materially from those projected in any forward looking statement. There are a number of important factors beyond the control of the Company that could cause actual events to differ materially from those anticipated by any forward looking information. A description of risks and uncertainties attendant to Topro, Inc. and its industry and other factors which could affect the Company's financial results are included in the Company's Securities and Exchange Commission Filings.

EARNINGS RECAP:

                                        3 MONTHS ENDING    9 MONTHS ENDING
                                        ---------------    ---------------
                                3/31/97     3/31/96     3/31/97       3/31/96
                                -------     -------     -------       -------
Revenues                      11,183,000   5,859,000   27,287,000    11,236,000
Cost of Sales                  7,049,000   4,852,000   17,730,000     8,552,000
-------------                 ----------   ---------   ----------    ----------
Gross Profit                   4,134,000   1,007,000    9,557,000     2,684,000

Expenses                       3,133,000   1,396,000    8,023,000     3,299,000
--------                       ----------   ---------   ----------    ---------

Operating Income               1,001,000    (389,000)   1,534,000      (615,000)
----------------
Gain/Loss on Sale                      0       6,000        7,000        85,345
Interest Expense                (402,000)    (53,000)    (780,000)     (148,000)
Goodwill Amortization           (152,000)          0     (326,000)            0
Other Income                      46,000      47,000       54,000        53,000
                              ----------   ---------   ----------    ----------
Total Other Income/Expenses     (508,000)          0   (1,045,000)      (10,000)
---------------------------
Net Income (Loss) Before Taxes   493,000    (389,000)     489,000      (625,000)
----------------------------------------   ---------   ----------    ----------

Discontinued Operations (Loss)         0    (665,000)           0    (1,051,000)
------------------------------

Net Income/(Loss)                493,000  (1,054,000)     489,000    (1,676,000)
Primary Earnings Per Share         $0.05      ($0.26)       $0.05        ($0.42)
Weighted Average
  Shares Outstanding          10,750,000   4,016,000    9,131,000     4,016,000

                                       Contacts:
Topro, Inc.                                     Pacific Consulting Group, Inc.
John Jenkins                                    Scott Liolios
(303) 935-1221                                  (714) 574-3860